UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
;Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person Stadium Capital Partners, L.P.	2. Issuer Name and Ticker or Trading Symbol American Dental Partners, Inc. (ADPI)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 430 Cowper Street, Suite 200	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year July 2002
(Street) Palo Alto, CA 94301			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) XX Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	7-3-2002	P		1,100	A	8.7100
Common Stock	7-10-2002	P		1,000	A	8.5000
Common Stock	7-12-2002	P		1,200	A	8.6958
Common Stock	7-16-2002	P		1,700	A	8.6975
Common Stock	7-18-2002	P		3,300	A	8.6557
Common Stock	7-22-2002	P		500	A	8.6000
Common Stock	7-23-2002	P		1,200	A	8.6000
Common Stock	7-24-2002	P		15,600	A	8.5223
Common Stock	7-25-2002	P		500	A	8.5900
Common Stock	7-26-2002	P		500	A	8.4900
Common Stock	7-30-2002	P		3,400	A	8.2797	1,140,950	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses: STADIUM CAPITAL PARTNERS, L.P.

By: Stadium Capital Management, LLC

General Partner

By: Bradley R. Kent, Manager August 5, 2002

**Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

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